Mail Stop 6010

February 12, 2007

Mr. Mahedi A. Jiwani
Chief Financial Officer
2718 Summer Street NE
Minneapolis, MN 55413

> **Re: Uroplasty, Inc.**
> **Form 10-KSB for the Year Ended March 31, 2006**
> **Forms 10-QSB for the Quarter Ended June 30, 2006 and September 30, 2006**
> **File No. 000-20989**

Dear Mr. Jiwani:

We have reviewed your filings and your response letter dated February 5, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Exhibit 13. Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 3. Shareholder's Equity, page F-13

1.   Please refer to prior comment 3. As previously requested, please tell us and revise future filings to clearly disclose the terms of the warrants and any related agreements that led you to conclude that the warrants should be presented as a liability recorded at fair value until they are exercised or expire. Refer to the guidance in paragraphs 7-11 of EITF 00-19.

Form 10-Q for the Quarter Ended September 30, 2006

Notes to the Condensed Consolidated Financial Statements, page 7

Note 9. Share-based compensation, page 10

2.   Please refer to prior comment 9. It is unclear from your response what reporting periods you will provide in future filings related to the pro forma disclosures for your awards that were accounted for under the intrinsic value method pursuant to APB 25. As such, please confirm to us that you will only provide the pro forma disclosures required by paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25 based upon the guidance in paragraph 84 of SFAS 123(R).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief